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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66276 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prep Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza Suite 920
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gray — (212) 379-3157
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name - if individual, state last, first, middle name)

| 65 East State Street, Suite 2000 | Columbus | OH | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

# Prep Securities LLC

(A wholly owned subsidiary of Prep Securities Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

# Prep Securities LLC
## (A wholly owned subsidiary of Prep Securities Holdings LLC)
## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
      applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AFFIRMATION

I, Benjamin Gray, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Prep Securities LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title

Subscribed and sworn
to before me



Yuen Na Chun
Notary Public, State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1st, 2018

# Prep Securities LLC
## (A wholly owned subsidiary of Prep Securities Holdings LLC)
## Index
### December 31, 2017



**SCHNEIDER DOWNS**

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Prep Securities, LLC
New York, New York

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Prep Securities, LLC (the Company), a wholly-owned subsidiary of Prep Securities Holdings, LLC, as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

*Schneider Downs & Co., Inc.*

Columbus, Ohio
March 12, 2018

Schneider Downs & Co., Inc.
www.schneiderdowns.com

*An Association of
Independent Accounting Firms*

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

## Prep Securities LLC
### (A wholly owned subsidiary of Prep Securities Holdings LLC)

**Statement of Financial Condition**
**December 31, 2017**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 35,173 |
| Prepaid expense and other assets | | 7,837 |
| Total assets | $ | 43,010 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities - Accounts payable and accrued expenses | $ | 7,315 |
| Member's equity | | 35,695 |
| Total liabilities and member's equity | $ | 43,010 |

The accompanying notes are an integral part of this financial statement.

**Prep Securities LLC**
**(A wholly owned subsidiary of Prep Securities Holdings LLC)**

**Notes to Statement of Financial Condition**
**December 31, 2017**

1. **Organization and Business**

   Prep Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on December 8, 2014. The Company is a wholly-owned subsidiary of Prep Securities Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations will consist of sales of tax shelters or limited partnerships in primary distributions; private placement of securities, including non-traded REIT's and PIPE's; referral fee business; wholesale distribution of securities in the aforementioned products to other broker-dealers; and mergers & acquisitions advisory services to institutional investors, family offices and high net worth investors. As of December 31, 2017, the Company has not commenced operations.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Cash**
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   **Income Taxes**
   The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with related parties**

   Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

The Company maintains an expense sharing agreement ("ESA") with the Parent and an affiliated entity. The ESA stipulates that the Parent and affiliate will provide shared costs including, office and administrative services (including occupancy), payroll, pension, and employee benefit administrative services for the Company's associated persons for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for these shared costs described in the ESA. Additionally, the ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Under a separate arrangement, the Parent has agreed to offset the cost of compliance personnel with contributed capital until such time the Company begins to become profitable. During 2017, the Parent, contributed as capital, a value of approximately $8,150 per month for such fees. The aggregate amount of contributed services during 2017 was $98,686. At December 31, 2017, the Company owes the Parent $2,985 which is included as a liability in the accompanying statement of financial condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $27,858 which exceeded the required net capital by $22,858 and the Company's ratio of aggregate indebtedness to net capital was 0.3 to 1.

The Company does not hold customers' cash or securities and therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Subsequent Events**

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statements.